FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02044139

Report of Foreign Issuer
June 28, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

MOBILE TELESYSTEMS EXPANDS OPERATIONS INTO THREE NEW RUSSIAN REGIONS

MTS Network now covers 39 Russian Regions

Moscow, RF – June 19, 2002 – Mobile TeleSystems OJSC (NYSE:MBT) announces the launch of operations in Karelia, Tambov, and the Altai Republic, in line with the Company's regional expansion strategy.

Mobile TeleSystems, Russia's largest mobile cellular operator with over four million subscribers, is launching operations in an additional three Russian regions this week. The launch of MTS' network in Karelia is an important stage of the Company's expansion into the North-West of Russia. By commencing operations in Tambov, the Company has almost completed the roll out of its network in the Central-European part of Russia. The launch of MTS' network in the Altai Republic, combined with MTS's recent acquisition of Kuban GSM, forms part of MTS' strategy of expanding into traditional and popular holiday resorts of Russia.

"Nearly half of our subscribers – 1.8 million people – live in the regions. Our strategy is to become a truly national GSM operator covering all key regions of the country", said MTS president Mikhail Smirnov. "For the past two months MTS has been particularly active in developing our regional operations. Over this period, MTS has launched networks in six regions of the country and acquired two leading regional mobile cellular operators, Kuban GSM and BM-Telecom".

MTS customers in the three new regions of operation will enjoy the advantages of MTS' national presence. Key advantages of MTS' services in the new regions include attractive local tariffs and favorable roaming rates in 39 regions of the country where MTS operates. From the first day of operations in the new regions, MTS will open integrated service and call centers.

Launching operations in **Karelia** will result in the MTS network covering the whole west border of Russia, from the Murmansk to the Krasnodar region. From the very beginning of its operations in Karelia, MTS will provide a reliable network service throughout Petrozavodsk and its suburbs. MTS has installed a switch with initial capacity of 50,000 numbers in Petrozavodsk. At present, there are 11 MTS base stations in the Karelia Republic. The company intends to deploy base stations along the Kola route (St Petersburg - Moscow) and in Petrozavodsk suburbs.

The MTS network in **Tambov** includes a switch with a total capacity of up to 50,000 subscribers and 19 base stations covering Tambov, Kotovsk, Michurinsk and the Tambov-Moscow federal highway. By the end of 2002 the MTS network will cover all major cities and district centers of the Tambov region, as well as key federal and regional highways.

To date in the **Altai Republic,** MTS has installed six base stations and one controller. The network ensures complete coverage of Gorno-Altaisk and its suburbs, and also covers one of the few regions of skiing resorts in Russia, particularly popular among tourists, such as Aisky Bridge, tourist bases "Korona Katuni" ("The Katun Crown") and "Tsarskaya Okhota" ("Tsar Hunting"). In the near future the company plans to extend its coverage zone further along the Chuisky highway, following popular tourist routes.

To mark the Company's expansion in to the new regions, MTS has launched special Web-sites **www.tambov.mts.ru** and **www.karelia.mts.ru,** containing information on their operations in the regions.

***

Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator, which provides services to over 4 million of the country's inhabitants. MTS and its subsidiaries have GSM 900/1800 licenses to provide mobile cellular telephony services in 49 regions of Russia, covering 93.5 million people or 63% of the country's population and Belarus. MTS network has operations in 39 regions of Central (including Moscow and the Moscow region), Northwest (including Saint Petersburg), South, Volga, Urals, Siberian and Far-Eastern federal regions. This territory is inhabited by 78,3 million people, or 56% of the population of the Russian Federation. Since June 2000, MTS has been listed on the New York Stock Exchange (NYSE) under MBT symbol. Additional information about MTS can be found on MTS's website at www.mts.ru

***

Tambov Region: The Tambov Region is located in the heart of the Oka-Don plain. It covers over **34.3** thousand square kilometers. It stretches out from the north to the south for **245** km, from the West to the East – for **220** km. The population of the Tambov Region totals **1,256.6** thousand people. The area is in the Central Chernozem Region and the Central Federal District of the Russian Federation. It borders on the Saratov, Voronezh, Penza, Lipetsk and Ryazan regions.

***

Altai Republic: The Altai Republic is located in the heart of Asia. The frontier of the Russian Federation with China, Mongolia and Khazakhstan runs along the territory of the Altai Republic. There is an administrative border that divides the Altai Republic from the following parts of the Russian Federation: The Tyva and Khakasia Republics, the Altai Territory, and the Kemerov Region. Altai's population is 205.5 thousand people. Owing to its natural resources, theAltai Republic has the potential to become a recreational center of not only a regional, but also national and even international scale. Its unique environment offers fantastic opportunities for all kinds of tourism, balneal resorts and health centers, trips and excursions.

***

Karelia Republic: The Karelia Republic is located in the North-West of Russia; it belongs to the North Economic District of the Russian Federation. The area of Karelia totals 180.5 thousand m^2. Karelia borders on Finland in the west, Leningrad and the Vologda regions in the south, Murmansk region in the north and the Arkhangelsk region in the east. The republic's north-east part is washed by the White Sea. Karelia's western frontier coincides with the border between Russia and Finland. The population of the Karelia Republic totals 766.4 thousand people. The Karelia Republic enjoys a favourable economic and geographic position (proximity to the central industrially developed regions of Russia and Western Europe, advanced water-transport system), and possesses considerable natural resources.

***

For further inquiries contact:

OJSC "Mobile TeleSystems"

Kirill Maslentsin,
Director (Public Relations)
tel.: +7 095 737 4530
e-mail: mkk@mts.ru

Andrey Braginski
Director (Investor Relations)
tel.: +7 095 767 0103
e-mail: ir@mts.ru

***

MTS Starts Operations in Belarus

Moscow, Russia – 27 June 2002 – Mobile TeleSystems OJSC (NYSE:MBT), Russia's largest cellular operator, announces the launch of its network in Belarus. The network will be operated through a Belarus-Russian Joint Venture LLC "Mobile TeleSystems" (LLC MTS).

«The launch of the network in Belarus is a breakthrough for our company and is the first step in our expansion beyond the borders of Russia», said Mikhail Smirnov, President of MTS. – «MTS's network is expanding rapidly across Russia. We now have over 4 million subscribers in 39 Russian regions and the launch of our GSM network in Belarus is a priority for our company».

At launch, LLC Mobile TeleSystems network covers most of Minsk and the area of Minsk national airport. The network consists of 20 Siemens base stations and a switch with a capacity of 100,000 subscribers. By the end of September, the number of stations in Minsk and its suburban area will reach 70. This will enable LLC Mobile TeleSystems to provide reliable cellular communications both in Minsk and its suburban area by this fall.

LLC MTS is the first GSM cellular operator in Belarus to operate in GSM-900 and GSM-1800 standards.

«Belarus has a population of ten million and the penetration rate is only 2%. This is an interesting market, which we believe is likely to experience rapid growth», said MTS President Mikhail Smirnov. «We expect the growth to come from new subscribers and also from Russian roamers. MTS's network will soon cover the entire railroad and highway from Moscow to Brest, the most convenient route from Russia to Europe».

The network along the Moscow-Brest highway is already under construction, as is the network in Minsk. Reliable communication on the Minsk-Smolensk part of the highway is to be provided at the year-end. By that time, MTS' network will be launched in Belarus first regional center, Brest and in Orsha, a major railway junction of the Republic. In early 2003, LLC MTS will operate on the Minsk-Brest highway and other Belarus regional centers, Grodno, Gomel, Vitebsk and Mogilev. By 2005 the company plans to complete the coverage of the territory of Belarus, covering at least 90% of its population.

OJSC MTS owns 49% of the capital of the new company with the remaining 51% being held by Belarus Unitary Enterprise "Mezhdugorodnyaya Svyaz". MTS has paid $10 million to the Belarus budget and covered the license fee of $5 million. The cost of work and equipment amounted to $15 million. By the end of 2002, MTS plans to invest $50 million into the network and service infrastructure.

Starting from 27 June, Minsk-based subscribers began switching to LLC MTS network in two sales centers and 15 dealer outlets.

One of the main advantages of the unified Belarus-Russian MTS's network is the special roaming rates available for Belarus' MTS subscribers in over 30 Russian regions. In turn, Russian subscribers enjoy low roaming rates in Belarus. «MTS starts out in Belarus with the slogan «Two Nations – One Communication»- said Eduard Makariev, General Director, LLC MTS. – MTS's coming to Belarus enables residents of both countries, that have been traditionally close in friendship and business, to communicate more easily with one another».

***

Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator, which provides services to over 4.2 million of the country's inhabitants. MTS and its subsidiaries have GSM 900/1800 licenses to provide mobile cellular telephony services in 49 regions of Russia and in Belarus. MTS network has operations in 39 regions of Central (including Moscow and the Moscow region), Northwest (including Saint Petersburg), South, Volga, Urals, Siberian and Far-Eastern federal regions. This territory is inhabited by 78,3 million people, or 56% of the population of the Russian Federation.

Since June 2000, MTS has been listed on the New York Stock Exchange (NYSE) under the ticker MBT.

Additional information about MTS can be found on MTS's website at www.mts.ru

***

In September 2001, MTS won an international tender conducted by Belarus Communications Ministry for providing GSM communications services in Belarus. To implement the project, a limited liability joint Russian-Belarus venture was established – **LLC Mobile TeleSystems** (registered with the Belarus Foreign Ministry on 4 April 2002). Its founders are Mezhdugorodnaya Svyaz Unitary Enterprise that owns 51% of the Charter Capital of, and OJSC MTS with 49%of the Charter Capital. On 30 April 2002, was awarded with a licence for constructing and operating Belarus' first dual GSM 900/1800 network.

***

UE Mezhdugorodnaya Svyaz — is a subsidiary of Republican Group Beltelecom. This enterprise operates cable, fiber and radio relay communications lines in Belarus, provides for maintenance of main international communication lines, and provides for transmission of transmitting of TV and radio stations signal.

Additional information about on UE Mezhdugorodnaya Svyaz can be found at: www.ms.beltelecom.by

***

For further inquiries contact:

OJSC "Mobile TeleSystems"

Kirill Maslentsin,
Director (Public Relations)
tel.: +7 095 737 4530
e-mail: mkk@mts.ru

Andrey Braginski
Director (Investor Relations)
tel.: +7 095 766 0103
e-mail: ir@mts.ru

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*______________
Name: Mikhail Smirnov
Title: President

Date: **June 28, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities